SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  Schedule 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 61)*

                                  VALHI, INC.
                                (Name of Issuer)

                         Common Stock, $0.01 par value
                         (Title of Class of Securities)

                                   918905100
                                 (CUSIP Number)

                                STEVEN L. WATSON
                              THREE LINCOLN CENTRE
                                   SUITE 1700
                                5430 LBJ FREEWAY
                           DALLAS, TEXAS  75240-2694
                                 (972) 233-1700
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 March 12, 1998
                      (Date of Event which requires Filing
                               of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)



CUSIP No.  918905100

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

           Valhi Group, Inc.

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
      INSTRUCTIONS)

      (a)  [  ]

      (b)  [  ]

 3    SEC USE ONLY

 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

           WC

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Nevada

               7    SOLE VOTING POWER

                               -0-
 NUMBER OF
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               85,644,496
    EACH
 REPORTING     9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                      -0-

               10   SHARED DISPOSITIVE POWER

                         85,644,496

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           85,644,496

 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           74.8%

 14   TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)

           CO


CUSIP No.  918905100

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

           National City Lines, Inc.

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
      INSTRUCTIONS)

      (a)  [  ]

      (b)  [  ]

 3    SEC USE ONLY



 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)
           WC

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

               7    SOLE VOTING POWER

                               -0-
 NUMBER OF
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               96,535,505
    EACH
 REPORTING     9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                      -0-

               10   SHARED DISPOSITIVE POWER

                         96,535,505

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           96,535,505

 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           84.3%

 14   TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)

           CO


CUSIP No.  918905100

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

           NOA, Inc.

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
      INSTRUCTIONS)

      (a)  [  ]

      (b)  [  ]

 3    SEC USE ONLY



 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

           Not Applicable

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Texas

               7    SOLE VOTING POWER

                               -0-
 NUMBER OF
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               96,535,505
    EACH
 REPORTING     9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                      -0-

               10   SHARED DISPOSITIVE POWER

                         96,535,505

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           96,535,505

 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           84.3%

 14   TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)

           CO


CUSIP No.  918905100

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

           Dixie Holding Company

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
      INSTRUCTIONS)

      (a)  [  ]

      (b)  [  ]

 3    SEC USE ONLY



 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

           Not Applicable

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]

 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

               7    SOLE VOTING POWER

                               -0-
 NUMBER OF
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               85,644,496
    EACH
 REPORTING     9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                      -0-

               10   SHARED DISPOSITIVE POWER

                         85,644,496

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           85,644,496

 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           74.8%

 14   TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)

           CO


CUSIP No.  918905100

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

           Dixie Rice Agricultural Corporation, Inc.

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
      INSTRUCTIONS)

      (a)  [  ]

      (b)  [  ]

 3    SEC USE ONLY



 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

           Not Applicable

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Louisiana

               7    SOLE VOTING POWER

                               -0-
 NUMBER OF
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               85,644,496
    EACH
 REPORTING     9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                      -0-

               10   SHARED DISPOSITIVE POWER

                         85,644,496

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           85,644,496

 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           74.8%

 14   TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)

           CO

CUSIP No.  918905100

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

           Southwest Louisiana Land Company, Inc.

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
      INSTRUCTIONS)

      (a)  [  ]

      (b)  [  ]

 3    SEC USE ONLY



 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

           Not Applicable

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Louisiana

               7    SOLE VOTING POWER
                               -0-
 NUMBER OF
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               96,535,505
    EACH
 REPORTING     9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                      -0-

               10   SHARED DISPOSITIVE POWER

                         96,535,505

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           96,535,505

 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           84.3%

 14   TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)

           CO


CUSIP No.  918905100
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

           Contran Corporation

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
      INSTRUCTIONS)

      (a)  [  ]

      (b)  [  ]

 3    SEC USE ONLY



 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

           WC

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

               7    SOLE VOTING POWER

                               -0-
 NUMBER OF
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               105,419,963
    EACH
 REPORTING     9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                      -0-

               10   SHARED DISPOSITIVE POWER

                         105,419,963

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           105,419,963

 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           92.1%

 14   TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)

           CO


CUSIP No. 918905100

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

           Harold C. Simmons

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(SEE
      INSTRUCTIONS)

      (a)  [  ]

      (b)  [  ]

 3    SEC USE ONLY



 4    SOURCE OF FUNDS(SEE INSTRUCTIONS)

           Not applicable

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           USA

               7    SOLE VOTING POWER

                               -0-
 NUMBER OF
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               106,215,346
    EACH
 REPORTING     9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                      -0-

               10   SHARED DISPOSITIVE POWER

                         106,215,346

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           3,383

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [ X ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0.0%

 14   TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)

           IN


                                AMENDMENT NO. 61
                                TO SCHEDULE 13D

     This amended statement on Schedule 13D (collectively, this "Statement") relates to the common stock, $0.01 par value per share (the "Shares"), of Valhi, Inc., a Delaware corporation (the "Company"). Items 2, 4, 5, 6 and 7 of this Statement are hereby amended as set forth below.
Item 2.   Identity and Background

     No change except for the addition of the following:

     (a) This Statement is filed by (i) Valhi Group, Inc. ("VGI"), National City Lines, Inc. ("National") and Contran Corporation ("Contran") as the direct holders of Shares, (ii) by virtue of the direct and indirect ownership of securities of VGI and National (as described below in this Statement), NOA, Inc. ("NOA"), Dixie Holding Company ("Dixie Holding"), Dixie Rice Agricultural Corporation, Inc. ("Dixie Rice") and Southwest Louisiana Land Company, Inc. ("Southwest") and (iii) by virtue of his positions with Contran and certain of the other entities (as reported on this Statement), Harold C. Simmons (collectively, the "Reporting Persons"). By signing this Statement, each Reporting Person agrees that this Statement is filed on its or his behalf.

     VGI, National and Contran are the direct holders of approximately 74.8%, 9.5% and 7.6%, respectively, of the 114,503,514 Shares outstanding as of March 17, 1998 according to information furnished by the Company (the "Outstanding Shares"). Together, VGI, National and Contran may be deemed to control the Company. National, NOA and Dixie Holding are the direct holders of approximately 73.3%, 11.4% and 15.3%, respectively, of the outstanding common stock of VGI. Together, National, NOA and Dixie Holding may be deemed to control VGI. Contran and NOA are the direct holders of approximately 85.7% and 14.3%, respectively, of the outstanding common stock of National and together may be deemed to control National. Contran and Southwest are the direct holders of approximately 49.9% and 50.1%, respectively, of the outstanding common stock of NOA and together may be deemed to control NOA. Dixie Rice is the holder of 100% of the outstanding common stock of Dixie Holding and may be deemed to control Dixie Holding. Contran is the holder of approximately 88.8% and 54.3% of the outstanding common stock of Southwest and Dixie Rice, respectively, and may be deemed to control Southwest and Dixie Rice.

     Mr. Harold C. Simmons is chairman of the board, president and chief executive officer of VGI, National, NOA, Dixie Holding and Contran. Mr. Simmons is also chairman of the board and chief executive officer of Dixie Rice and Southwest.

     Substantially all of Contran's outstanding voting stock is held by trusts established for the benefit of certain of Mr. Simmons' children and grandchildren (the "Trusts"), of which Mr. Simmons is the sole trustee. As the sole trustee of the Trusts, Mr. Simmons has the power to vote and direct the disposition of the shares of Contran stock held by each of the Trusts. Mr. Simmons, however, disclaims beneficial ownership of such shares.

     The Contran Deferred Compensation Trust No. 2 (the "CDCT No. 2") directly holds approximately 0.2% of the Outstanding Shares. Boston Safe Deposit and Trust Company serves as the trustee of the CDCT No. 2. Contran established the CDCT No. 2 as an irrevocable "rabbi trust" to assist Contran in meeting certain deferred compensation obligations that it owes to Harold C. Simmons. If the CDCT No. 2 assets are insufficient to satisfy such obligations, Contran is obligated to satisfy the balance of such obligations as they come due. Due to the terms of the CDCT No. 2, Contran (i) retains the power to vote the Shares held directly by the CDCT No. 2, (ii) retains dispositive power over such shares and (iii) may be deemed the indirect beneficial owner of such shares.

     The Combined Master Retirement Trust (the "CMRT") directly holds approximately 0.1% of the Outstanding Shares. The CMRT is a trust formed by the Company to permit the collective investment by trusts that maintain the assets of certain employee benefit plans adopted by the Company and related companies. Mr. Simmons is the sole trustee of the CMRT and the sole member of the trust investment committee for the CMRT. Mr. Simmons is a participant in one or more of the employee benefit plans that invest through the CMRT.

     By virtue of the holding of the offices, the stock ownership and his service as trustee, all as described above, (a) Mr. Simmons may be deemed to control such entities and (b) Mr. Simmons and certain of such entities may be deemed to possess indirect beneficial ownership of Shares directly held by certain of such other entities. However, Mr. Simmons disclaims such beneficial ownership of the Shares beneficially owned, directly or indirectly, by any of such entities, except to the extent of his vested beneficial interest in the Shares held by the CMRT and his interest as a beneficiary of the CDCT No. 2.

     On March 5, 1998, National donated 600,000 Shares (0.5% of the Outstanding Shares) to the Harold Simmons Foundation, Inc. (the "Foundation"), which Shares comprise all of the Shares owned by the Foundation. The Foundation is a tax-exempt foundation organized for charitable purposes. Harold C. Simmons is the chairman of the board and chief executive officer of the Foundation and may be deemed to control the Foundation. Mr. Simmons, however, disclaims beneficial ownership of any Shares held by the Foundation.

     Harold C. Simmons' spouse is the direct beneficial owner of 77,000 Shares, or approximately 0.1% of the Outstanding Shares. Mr. Simmons may be deemed to share indirect beneficial ownership of such Shares. Mr. Simmons disclaims all such beneficial ownership.

     The Reporting Persons understand that NL Industries, Inc. ("NL") and Valmont Insurance Company ("Valmont") directly held 1,186,200 Shares and 1,000,000 Shares, respectively. The Reporting Persons further understand that, pursuant to Delaware law, the Company treats the Shares that Valmont and NL hold directly as treasury stock for voting purposes. For the purposes of this Statement, the Shares that Valmont and NL hold directly are not deemed outstanding.

     The Company and Tremont Corporation ("Tremont") are the direct holders of approximately 58.3% and 17.7%, respectively, of the outstanding common stock of NL and together may be deemed to control NL. VGI, National, the Foundation, the CDCT No. 2, the Company, NL and Valmont Insurance Company ("Valmont") are the direct holders of approximately 35.1%, 5.2%, 3.7%, 3.5%, 1.5%, 0.5% and 0.5%, respectively, of the outstanding common stock of Tremont. Together, VGI and National may be deemed to control Tremont. The Company is the holder of 100% of the outstanding common stock of Valmont and may be deemed to control Valmont. Mr. Harold C. Simmons is chairman of the board of NL and is a director of Tremont.

     Pursuant to two stipulations of settlement among the parties to Kahn v. Tremont Corporation, et al. and Seinfeld v. Simmons, et al., respectively, the Company has agreed to transfer, at its option, shares of NL common stock or cash in the respective settlements. The stipulations of settlement revise certain provisions of the agreements in principal that the Company had previously announced.

     Seinfeld v. Simmons, et al. arose out of the 1991 Dutch auction tender offer by NL for its shares of common stock. Under the stipulation of settlement dated February 26, 1998 relating to Seinfeld, the Company has agreed to transfer to NL 750,000 shares of NL common stock (1.5% of the outstanding NL common stock), subject to adjustment depending on the average sales price of the shares of NL common stock during a fifteen trading day period ending five trading days prior to the transfer, up to a maximum of 825,000 million shares of NL common stock (1.6% of the outstanding NL common stock) and down to a minimum of 675,000 shares of NL common stock (1.3% of the outstanding NL common stock). The Company has the option, in lieu of transferring such shares of NL common stock, to transfer cash or cash equivalents equal to the product of such average sales price and the number of shares of NL common stock that would otherwise have been transferred to NL. The Reporting Persons understand that the Company has not yet decided whether it will transfer shares of NL common stock or cash pursuant to the terms of this stipulation of settlement.

     Kahn v. Tremont Corporation, et al. arose out of the 1991 sale by the Company of approximately 15% of the then outstanding shares of NL common stock to Tremont. Under the stipulation of settlement dated March 5, 1998 relating to Kahn, the Company has agreed to transfer to Tremont 1.2 million shares of NL common stock (2.3% of the outstanding NL common stock), subject to adjustment depending on the average sales price of the shares of NL common stock during a fifteen trading day period ending five trading days prior to the transfer, up to a maximum of 1.4 million shares of NL common stock (2.7% of the outstanding NL common stock) and down to a minimum of 1.0 million shares of NL common stock (2.0% of the outstanding NL common stock). The Company has the option, in lieu of transferring such shares of NL common stock, to transfer cash or cash equivalents equal to the product of such average sales price and the number of shares of NL common stock that would otherwise have been transferred to Tremont. The Reporting Persons understand that the Company has not yet decided whether it will transfer shares of NL common stock or cash pursuant to the terms of this stipulation of settlement.

     The Company previously stated that it had reached the settlements in order to avoid the burden and expense of further litigation and that it continued to believe it had engaged in no wrongdoing associated with the transactions in question.

     The stipulations of settlement are subject to the approval of the respective courts in which the cases are pending and the completion of court proceedings. If so approved, the transfer of shares of NL common stock or cash is expected to occur in the second or third quarter of 1998.

     If the Company elects to transfer shares of NL common stock in complete satisfaction of both settlements, the transfers will result in the Company holding approximately 55% of the outstanding NL common stock.

Item 4.   Purpose of Transaction

     No change except for the addition of the following:

     By virtue of the relationships and positions held by Harold C. Simmons as reported in Item 2, Mr. Simmons, directly and indirectly through Contran, may be deemed to control the Company.

     Depending upon their evaluation of the Company's business and prospects, and upon future developments (including, but not limited to, performance of the Shares in the market, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), any of the Reporting Persons or other entities that may be deemed to be affiliated with Contran may from time to time purchase Shares, and any of the Reporting Persons or other entities that may be deemed to be affiliated with Contran may from time to time dispose of all or a portion of the Shares held by such person, or cease buying or selling Shares. Any such additional purchases or sales of the Shares may be in open market or privately negotiated transactions or otherwise.

     As previously disclosed, on February 6, 1998, the Company as lender, entered into a $120 million revolving credit agreement with Contran, as borrower (the "Credit Agreement"). On February 11, 1998, the Credit Agreement became effective upon the termination of the credit agreement dated as of November 5, 1997 among Contran, National and VGI, as borrowers, and U.S. Bank National Association ("U.S. Bank") and Societe Generale, Southwest Agency, as lenders, as such agreement had been amended to that date (the "U.S. Bank/SoGen Facility").

     In addition, on February 11, 1998, the Harold C. Simmons Family Trust No. 1 dated January 1, 1964 and the Harold C. Simmons Family Trust No. 2 dated January 1, 1964 (together, the "Family Trusts") entered into a settlement agreement arising from that certain civil action styled In re: The Harold C. Simmons Family Trust No. 1 (No. 96-306-P) pending in the Probate Court of Dallas County, Texas (the "Settlement Agreement"). The Settlement Agreement contemplates a dismissal with prejudice of all claims among the parties to the related litigation and no change to Harold C. Simmons' positions as trustee of the Family Trusts or as a director or officer of the various businesses owned directly and indirectly by the Family Trusts, including Contran and the Company. The Probate Court had approved the Settlement Agreement on February 10, 1998.

     The closing under the Settlement Agreement occurred on February 11, 1998. Pursuant to the Settlement Agreement, one of the Family Trusts, the Harold C. Simmons Family Trust No. 2 dated January 1, 1964, distributed shares of Contran's Class A Common Stock, par value $0.01 per share (the "Contran Class A Common Stock"), to or on behalf of certain parties to the Settlement Agreement and certain trusts created for the benefit of certain parties to the Settlement Agreement and/or their descendants. Such distributions included the right to cause Contran to redeem such distributed shares of Contran Class A Common Stock for consideration including cash, promissory notes and real estate. All of such redemption rights with respect to the Contran Class A Common Stock were exercised in full.

     In conjunction with the closing of the Settlement Agreement and the subsequent exercise in full of the redemption of the Contran Class A Common Stock, the Company advanced to Contran an aggregate of $77,175,000 under the Credit Agreement. Contran used such advance to fund the cash portion of the redemption and certain other payments contemplated by the Settlement Agreement. Additionally, Contran converted an aggregate of $25,000,000 of prior intercompany borrowings from the Company to Contran into an advance under the Credit Agreement. Contran intends to use any additional advances under the Credit Agreement for general corporate purposes, including the payment of interest on Contran's outstanding indebtedness.

     Borrowings under the Credit Agreement bear interest at the prime rate in effect from time to time The maturity date under the Credit Agreement is August 10, 1998. Currently, the outstanding principal amount under the Credit Agreement is approximately $100.0 million.

     Contran's obligations under the Credit Agreement are secured by a pledge to the Company of:

          (1) all of Contran's stock ownership in:

               (A)  Southwest, or 88.6% of Southwest's voting stock;

               (B)  Dixie Rice, or 53.8% of Dixie Rice's voting stock;

               (C) NOA, or 49.99% of NOA's voting stock, the other 50.01% of which is directly owned by Southwest; and

               (D) National, or 85.7% of National's voting stock, the other 14.3% of which is directly owned by NOA;

          all of which corporations in the aggregate may be deemed to control, directly or indirectly, 84.3% of the Outstanding Shares; and

          (2) 7,958,958 Shares directly held by Contran, or 7.0% of the Outstanding Shares.

     The Credit Agreement requires Contran to pay to the Company a commitment fee in the amount of 1/2% per annum on the average daily unused and available revolving credit commitment. Contran may prepay borrowings under the Credit Agreement at any time upon Contran's election. In addition, Contran may at any time upon notice to the Company terminate or reduce the unused amount of the revolving credit commitment; provided, however, that any such termination or reduction shall be permanent.

     The foregoing summary of the Credit Agreement is qualified in its entirety by reference to Exhibit 6 to Amendment No. 60 to this Statement, which is incorporated herein by this reference.

     On February 12, 1998, the Company's board of directors expanded the responsibilities of the Company's audit committee, comprised of two non-management directors, to include the review of, and action upon, any proposals presented by Contran or any of its affiliates during the period the Credit Agreement remains effective regarding the sale of assets from Contran or one or more of its affiliates to the Company.

     On March 12, 1998, Contran presented the Company's audit committee with a proposal whereby Contran, VGI and National would offer to sell to the Company 236,371 shares, 2,361,300 shares and 350,360 shares of Tremont common stock, respectively. The 236,371 shares of Tremont common stock that Contran proposes to sell to the Company directly are currently held by the CDCT No. 2, and would be transferred to Contran prior to their proposed sale to the Company. The total number of shares of Tremont common stock proposed to be sold to the Company represent 43.8% of the outstanding shares of Tremont common stock. Contran has informed the Company that Contran intends first to utilize proceeds resulting from the proposed sale of shares of Tremont common stock to the Company, if consummated, to repay Contran's outstanding balance under the Credit Agreement. No assurance can be given that the transaction will occur or as to the timing and terms of the transaction. This description of such proposal is qualified in its entirety by reference to Exhibit 5 to this Statement, which is incorporated into this Statement by reference.

Item 5.   Interest in Securities of the Issuer.

     No change except for the addition of the following:

     (a) VGI is the direct beneficial owner of 85,644,496 Shares, or approximately 74.8% Outstanding Shares. By virtue of the relationships reported under Item 2 of this Statement, National, NOA, Southwest, Dixie Holding, Dixie Rice, Contran and Harold C. Simmons may be deemed to share indirect beneficial ownership of the Shares directly held by VGI.

     National is the direct beneficial owner of 10,891,009 Shares or approximately 9.5% of the Outstanding Shares. VGI is the direct beneficial owner of 85,644,496 Shares. By virtue of the relationships reported under Item 2 of this Statement, National may be deemed to be the beneficial owner of the 96,535,505 Shares (approximately 84.3% of the Outstanding Shares) directly held by VGI and itself. By virtue of the relationships reported under Item 2 of this Statement, NOA, Southwest, Contran and Harold C. Simmons may be deemed to share indirect beneficial ownership of the Shares directly and indirectly held by National.

     Contran is the direct beneficial owner of 8,695,058 Shares, or approximately 7.6% of the Outstanding Shares. VGI, National and the CDCT No. 2 are the direct beneficial owners of 85,644,496, 10,891,009 and 189,400 Shares, respectively. By virtue of the relationships described under Item 2 of this Statement, Contran may be deemed to be the beneficial owner of the 105,419,963 Shares (approximately 92.1% of the Outstanding Shares) directly held by VGI, National, the CDCT No. 2 and itself. By virtue of the relationships reported under Item 2 of this Statement, Harold C. Simmons may be deemed to share indirect beneficial ownership of the Shares directly and indirectly held by Contran.

     Harold C. Simmons directly owns 3,383 Shares, or less than 0.1% of the Outstanding Shares. VGI, National, Contran, the Foundation, the CDCT No. 2, the CMRT and Mr. Simmons' spouse are the direct beneficial owners of 85,644,496, 10,891,009, 8,695,058, 600,000, 189,400, 115,000 and 77,000 of the Shares,
respectively. By virtue of the relationships described under Item 2 of this Statement, Harold C. Simmons may be deemed to share indirect beneficial ownership of the 106,215,346 Shares (approximately 92.8% of the Outstanding Shares) directly held by VGI, National, Contran, the Foundation, the CDCT No. 2 the CMRT and Mr. Simmons' spouse. Except for the 3,383 Shares that he holds directly and to the extent of his vested beneficial interest in Shares directly held by the CMRT and his interest as a beneficiary of the CDCT No. 2, Mr. Simmons disclaims beneficial ownership of all Shares.

     (b) Each of VGI, National, Contran and Harold C. Simmons has the direct power to vote and direct the disposition of the Shares directly held by it or him. By virtue of the relationships described in Item 2:

          (1) National may be deemed to share the indirect power to vote and direct the disposition of the Shares directly held by VGI;

          (2) Contran, Southwest and NOA may be deemed to share the indirect power to vote and direct the disposition of the Shares directly held by VGI and National;

          (3) Dixie Rice and Dixie Holding may be deemed to share the indirect power to vote and direct the disposition of the Shares directly held by VGI;

          (4) Contran may also be deemed to share the indirect power to vote and direct the disposition of the Shares directly held by the CDCT No. 2; and

          (5) Harold C. Simmons may be deemed to share the indirect power to vote and direct the disposition of the Shares directly held by VGI, National, Contran, the Foundation, the CDCT No. 2, the CMRT and his spouse.

     Additionally, the Reporting Persons may be deemed to have the indirect power to direct the disposition of the Shares directly held by NL and Valmont.

     (d) Each of VGI, National, the Foundation, the CDCT No. 2, Contran, the CMRT, Harold C. Simmons and his spouse has the right to receive and the power to direct the receipt of dividends from, and proceeds from the sale of, the shares directly held by such entity or person.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     No change except for the addition of the following:

     On February 11, 1998, VGI, National and Contran canceled the U.S. Bank/SoGen Facility. U.S. Bank has released to National the 7,200,000 Shares that National had pledged under the U.S. Bank/SoGen Facility.

Item 7.   Material to be Filed as Exhibits.

     Item 7 is amended and restated as follows:

Exhibit 1 Loan and Pledge Agreement, dated as of August 18, 1986, between Dixie Rice Agricultural Corporation, Inc. and Southern Methodist University (incorporated by reference to Exhibit 11 to Amendment No. 59 to this Statement).

Exhibit 2 Collateral Agreement, dated as of December 29, 1988, between Dixie Rice Agricultural Corporation, Inc. and Contran Corporation (incorporated by reference to Exhibit 12 to Amendment No. 59 to this Statement).

Exhibit 3      Contran Deferred Compensation Trust No. 2 (Amended and
               Restated), dated as of January 2, 1998, between Contran Corporation and Boston Safe Deposit and Trust Company (incorporated by reference to Exhibit 1 to Amendment No. 7 to the Schedule 13D filed on February 3, 1998 with the Securities and Exchange Commission by Valhi Group, Inc., National City Lines, Inc., NOA, Inc., Dixie Holding Company, Dixie Rice Agricultural Corporation, Inc., Southwest Louisiana Land Company, Inc., Contran Corporation and Harold C. Simmons, with respect to the common stock of Tremont Corporation).

Exhibit 4 Credit Agreement, between Contran Corporation, as Borrower, and Valhi, Inc., Lender (incorporated by reference to Exhibit 6 to Amendment No. 60 to this Statement).

Exhibit 5* Letter, dated March 12, 1998, from Steven L. Watson, Vice President of Contran Corporation to Mr. Norman S. Edelcup and Dr. Kenneth R. Ferris, members of the audit committee of Valhi, Inc.

----------

*    Filed herewith.


                                   Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  March 18, 1998




                                By: /s/ Harold C. Simmons
                                    ----------------------------
                                    Harold C. Simmons
                                    Signing in his individual capacity only.
                                   Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  March 18, 1998





                                /s/ Steven L. Watson
                                --------------------------------
                                Steven L. Watson
                                Signing in the capacities listed on Schedule
                                "A" attached hereto and incorporated herein by reference.

                                   SCHEDULE A


Steven L. Watson, as Vice President of each of:

CONTRAN CORPORATION
DIXIE RICE AGRICULTURAL CORPORATION, INC.
DIXIE HOLDING COMPANY
NATIONAL CITY LINES, INC.
NOA, INC.
VALHI GROUP, INC.
SOUTHWEST LOUISIANA LAND COMPANY, INC.
                                 EXHIBIT INDEX

Exhibit 1 Loan and Pledge Agreement, dated as of August 18, 1986, between Dixie Rice Agricultural Corporation, Inc. and Southern Methodist University (incorporated by reference to Exhibit 11 to Amendment No. 59 to this Statement).

Exhibit 2 Collateral Agreement, dated as of December 29, 1988, between Dixie Rice Agricultural Corporation, Inc. and Contran Corporation (incorporated by reference to Exhibit 12 to Amendment No. 59 to this Statement).

Exhibit 3      Contran Deferred Compensation Trust No. 2 (Amended and
               Restated), dated as of January 2, 1998, between Contran Corporation and Boston Safe Deposit and Trust Company (incorporated by reference to Exhibit 1 to Amendment No. 7 to the Schedule 13D filed on February 3, 1998 with the Securities and Exchange Commission by Valhi Group, Inc., National City Lines, Inc., NOA, Inc., Dixie Holding Company, Dixie Rice Agricultural Corporation, Inc., Southwest Louisiana Land Company, Inc., Contran Corporation and Harold C. Simmons, with respect to the common stock of Tremont Corporation).

Exhibit 4 Credit Agreement, between Contran Corporation, as Borrower, and Valhi, Inc., Lender (incorporated by reference to Exhibit 6 to Amendment No. 60 to this Statement).

Exhibit 5* Letter, dated March 12, 1998, from Steven L. Watson, Vice President of Contran Corporation to Mr. Norman S. Edelcup and Dr. Kenneth R. Ferris, members of the audit committee of Valhi, Inc.

----------
*    Filed herewith.